FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of March & April 2004

GENCO RESOURCES LTD.

(Translation of registrant's name into English)

Suite 550 - 999 West Hastings Street Vancouver, BC V6C 2W2

(Address of principal executive offices)

Attachments:

1.

News Releases:  March 2, 2004, March 31, 2004 and April 26, 2004.

Indicate by check mark whether the registrant files or will file annual reports under cover Form                   20-F or Form 40-F.

Form 20-F    X    Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

GENCO RESOURCES LTD.
(Registrant)

Date: May 12, 2004	By: /s/ “Robert Gardner”
Name

Its: Director
(Title)

                                                                         March 2, 2004

GENCO ANNOUNCES PRIVATE PLACEMENT OF $1,000,000.

AND PROVIDES UPDATE ON THE SAN RAPHAEL RAMP

Genco Resources Ltd. (GGC: TSX-VENTURE) (“GENCO”) is pleased to report that approximately 700 meters of ramp development to access the newly discovered San Raphael Zone of Temescaltepec District, Mexico has been completed.  Genco reports that the 4 meter by 4 meter decline has intercepted the San Raphael ore zone near drill hole BDG 104-03 and that the grade and intercept width are present as described in the news release, dated June 2, 2003.  Genco is continuing the underground development to enable the commencement of mining from this zone.  Genco plans to increase production from La Guitarra Mine and the San Raphael Zone to 220 tonnes per day in the third quarter of 2004 and expects to reach full production of 330 tonnes per day in the fourth quarter 2004.

Genco Resources Ltd. also wishes to announce a brokered unit Private Placement for gross proceeds of up to $1,000,000.   Each unit consists of 1 share valued at $1.50 and a full warrant to purchase a further share of common stock for a period of 2 years at $1.55 per share.  The proceeds of the private placement will be used for working capital.  The private placement of units is subject to the TSX Venture Exchange approval.  A commission of 5 percent will be paid, in cash or units, upon completion of this transaction.

For more information please contact:

GENCO RESOURCES LTD. (GGC: TSX-V)

Suite 550 – 999 West Hastings Street

Vancouver,  BC  V6C 2W2

www.gencoresources.com

gencoinfo@telus.net

Phone: (604) 682-2205

Fax:      (604) 682-2235

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED THE CONTENTS OF THIS RELEASE, AND DOES NOT ACCEPT RESPONSIBILITY

FOR THE ACCURACY OF THE CONTENTS OF THIS RELEASE.

Suite 550 – 999 West Hastings,  Vancouver,  B.C.,  Canada  V6C 2W2

Tel:  (604) 682-2205  Fax:  (604) 682-2235  www.gencoresorces.com

GGC (TSX Venture Exchange)

                                                                                             March 31, 2004

FOR IMMEDIATE RELEASE

GENCO ANNOUNCES REVENUES

TO JANUARY 31, 2004

March 31, 2004 – Vancouver, B.C. – Wayne Moorhouse, VP of Finance for Genco Resources Ltd. (GGC: TSX-VENTURE) (“GENCO”) is pleased to announce revenues of $1,989,896. for the six month period ending January 31, 2004, including  quarterly revenues of $1,111,664.  for the three month period ending January 31, 2004.

Gross profit was $411,825. for the six month period and  $331,860. for the three month quarter, ending January 31, 2004.

Net income was $161,964.  for the six month period and $147,919. for the three month quarter, ending January 31, 2004.

Genco also reported that assets were $10,124,575. and shareholders equity was $4,141,568 at January 31, 2004.

To further review these results, please see the attached balance sheet and income statement dated January 31, 2004.

Suite 550 – 999 West Hastings,  Vancouver,  B.C.,  Canada  V6C 2W2

Tel:  (604) 682-2205  Fax:  (604) 682-2235  www.gencoresorces.com

GGC (TSX Venture Exchange)

			Exhibit "A"
Genco Resources Ltd.
Balance Sheet
(Unaudited - Prepared by Management)
January 31, 2004

		January 31,	July 31
Assets		2004	2003

Current:
Cash		$ 80,787	$ 672,195
Accounts receivable		806,905	6,144
Inventory		220,064	-
Prepaid expenses and deposits		135,081	5,000

		1,242,837	683,339

Mineral properties		40,000	40,000
Deferred acquisition costs		-	354,091
Deferred exploration and mine development costs		789,158	-
Mine, Equipment & Vehicles		8,052,580	63,915

		$ 10,124,575	$ 1,141,345

Liabilities

Current:
Accounts payable and accrued liabilities		$ 635,206	$ 317,991
Accrued interest payable to related parties		23,811	23,812
Loans payable		49,590	49,590
Current portion of long-term debt		659,300	-

		1,367,907	391,393

Long term debt		4,615,100	-

		5,983,007	391,393

Shareholders' Equity

Share Capital		8,974,603	5,744,951
Deficit		(4,833,035)	(4,994,999)

		4,141,568	749,952

		$ 10,124,575	$ 1,141,345

Approved by the Directors:
"Robert Gardner"	Director
"James McDonald"	Director

			Exhibit "B"

Genco Resources Ltd.
Interim Statement of Income and Deficit
(Unaudited - Prepared by Management)
For the Six Months Ended January 31, 2004

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	January 31,	January 31,	January 31,	January 31,
	2004	2003	2004	2003

Revenue:
Sales	$ 1,111,664	$ -	$ 1,989,896	$ 250

Cost of Sales:
Production costs	678,134	$ -	1,383,536	-
Smelting	48,548	-	91,133	-
Refining	22,170	-	43,776	-
Royalty	30,952	-	59,626	-

	779,804	-	1,578,071	-

Gross Profit	331,860	-	411,825	250

Administrative Expenses:
Accounting	4,746	6,860	4,746	10,063
Advertising and marketing	2,886	-	2,886
Amortization	664	-	1,328	-
Consulting fees	23,150	9,000	40,650	15,000
Fees, dues and licenses	18,119	1,449	18,450	6,622
Foreign exchange (gain)	22,665	-	(91,174)	-
Interest and bank charges	16,160	1,939	16,282	4,076
Legal	7,890	21,814	24,105	31,168
Management fees	-	3,000	54,000	6,000
Office and rent	27,453	8,804	45,865	15,971
Transfer agent fees	-	3,497	3,338	4,580
Travel and promotion	17,580	-	53,238	-
Wages	42,628	2,117	76,147	2,117

	183,941	58,480	249,861	95,597

Net Income (Loss)	147,919	(58,480)	161,964	(95,347)
Deficit, beginning	4,980,954	4,234,529	4,994,999	4,197,662

Deficit, ending	$ 4,833,035	$ 4,293,009	$ 4,833,035	$ 4,293,009

Full company financial statements are available on sedar at http:/sedar.com

For more information please contact:

GENCO RESOURCES LTD. (GGC: TSX-V)

Suite 550 – 999 West Hastings Street

Vancouver,  BC  V6C 2W2

www.gencoresources.com

gencoinfo@telus.net

Phone: (604) 682-2205

Fax:      (604) 682-2235

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED THE CONTENTS OF THIS RELEASE, AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THE CONTENTS OF THIS RELEASE.

                                                                                                           April 26, 2004

For Immediate Release

GENCO ANNOUNCES PHASE III OF DRILLING AT TEMASCALTEPEC DISTRICT,

 MEXICO AND CLOSING OF $1,146,000. FINANCING

Genco Resources Ltd. (GGC: TSX-VENTURE) (“GENCO”) is pleased to announce the commencement of Phase III of the company’s drill program within the Temascaltepec District, Mexico.

This third phase of the 2500 meter drill program will consist of approximately 1250 meters of drilling to test the Mina El Aqua Region, 6.5 kilometers southeast of the companies La Guitarra Mine.  The drilling will focus on two main Northwest to Southwest structures called Cascaras and Veta Santa Ana.

Genco’s initial 3D IP survey, conducted by S.J. Geophysics Ltd. of Delta, British Columbia, Canada and supervised by Bruno Barde, P.Geo, “A Qualified Person” for the purposes of NI 43-101 Standards of Disclosure for mineral project, identified a large undrilled IP chargeability anomaly associated with the two main Northwest to Southwest structures of the Cascaras and Veta Santa Ana in the Mina El Aqua Region (as disclosed in “Genco’s” news release dated February 25, 2004).

The second principal target of Phase III drilling will be an approximate 1250 meters of drilling in the newly discovered San Raphael Zone.  The 3D IP survey conducted by S.J. Geophysics produced anomalous results from the San Raphael Region confirming that the La Guitarra Vein extends below the younger basalt cap and could potentially extend for a distance of up to seven kilometers to the Southeast before it reappears from under the basalt cap in the Veta Santa Ana Area.  Genco will continue to drill this extension in the Phase III drill program.

Drilling of the Phase III program will be conducted by B.D.W. International Drilling Inc. of Rouyn – Noranda, Quebec, Canada and will be supervised by Bruno Barde, P. Geo, a “Qualified Person” for the purpose of NI 43-101 standards of disclosure for mineral projects.

Genco also wishes to announce the completion of a brokered private Placement for proceeds of $1,146,000.  Genco issued 764,000 units consisting of one share valued at $1.50 per share and a full warrant to purchase an additional share of common stock for a period of 2 years at $1.55 per share.

For more information please contact:

GENCO RESOURCES LTD. (GGC: TSX-V)

gencoinfo@telus.net

Phone: (604) 682-2205

Fax:      (604) 682-2235

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED THE CONTENTS OF THIS RELEASE, AND DOES NOT ACCEPT RESPONSIBILITY

FOR THE ACCURACY OF THE CONTENTS OF THIS RELEASE.

Suite 550 – 999 West Hastings,  Vancouver,  B.C.,  Canada  V6C 2W2

Tel:  (604) 682-2205  Fax:  (604) 682-2235  www.gencoresorces.com

GGC (TSX Venture Exchange)